UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2026

Li Hsien Wong
Chief Executive Officer
OFA Group
609 Deep Valley Drive, Suite 200
Rolling Hills, CA 90274

Re: OFA Group
Amendment No. 2 to Registration Statement on Form F-1
Filed December 30, 2025
File No. 333-289618

Dear Li Hsien Wong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2025 letter.

<u>Amendment No. 2 to Registration Statement on Form F-1</u>

<u>Prospectus Summary, page 1</u>

1. We note that you plan to issue shares of Class B common stock prior to effectiveness of this registration statement. Please revise throughout this registration statement, in the Prospectus Summary and Risk Factors sections to disclose, with respect to your Class B shares and Class A Preferred Stock, as applicable:
   - the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;
   - the controlling shareholder(s)' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;
   - that your disparate voting rights may have anti-takeover effects preventing a change

in control transaction that shareholders might consider in their best interest;

- that future issuances of high-vote shares may be dilutive to Class A shareholders; and
- circumstances or events in which the conversion of high-vote shares is mandatory or optional, and any resulting impact on Class A shareholders, including dilution. Please describe any exceptions to conversion as well.

General

2. We note you have filed a registration statement on Form F-1 on December 31, 2025, for a separate offering. Please ensure that material disclosure between the two offerings is aligned. As one example only, the registration statement on Form F-1 dated December 31, 2025, includes disclosure describing Solana's 2025 Year-to-date price fluctuations while this registration statement does not.

Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lijia Sanchez